Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:    www.drreddys.com

July 23, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy’s announces its intention to appoint M/s. Deloitte Haskins & Sells LLP as Statutory Auditors effective from FY 2026-27.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above.

Dr. Reddy’s announces its intention to appoint M/s. Deloitte Haskins &

Sells LLP as Statutory Auditors effective from FY 2026-27

Hyderabad India; July 23, 2025 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; “Dr. Reddy’s or the Company”), a global pharmaceutical Company, today announced its intention to appoint M/s. Deloitte Haskins & Sells LLP ("Deloitte") as its Statutory Auditors for a period of five consecutive years effective from Financial Year (FY) 2026-27 ending March 31, 2027. This proposed appointment is subject to the fulfillment of all applicable regulatory requirements, including auditor independence requirements for Dr. Reddy’s and its subsidiaries, in accordance with laws and regulations in India and other jurisdictions, as applicable.

The Shareholders of the Company at 37th Annual General Meeting (“AGM”) of the Company held on July 28, 2021, had approved the appointment of current Statutory Auditors, M/s. S.R. Batliboi & Associates LLP for a period of five consecutive years from the conclusion of the 37th AGM until the conclusion of the 42nd AGM. As mandated by the Companies Act, 2013, the Company is required to appoint new Statutory Auditors commencing from the conclusion of 42nd AGM of the Company to be held in 2026.

The Audit Committee after evaluating the credentials and independence of the proposed audit firm, has noted its preliminary intent to recommend Deloitte as the new Statutory Auditors. The Board of Directors at its meeting held today, i.e., July 23, 2025, have approved the announcement of Dr. Reddy’s intention as aforesaid. The proposed appointment will be recommended to the shareholders of the Company for approval at the AGM to be held in 2026.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include - USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Dr. Reddy's Laboratories Limited; Reg. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India

CIN: L85195TG1984PLC004507; Web: www.drreddys.com; Tel: + 91 40 4900 2900; Fax: + 91 40 4900 2999; Email: mail@drreddys.com